FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006

                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






27 April 2006

COLT Telecom Group plc announces results for the quarter ended 31 March 2006


COLT Telecom Group plc (COLT), a leading European provider of business communications, today reported its results for the first quarter of 2006.


FIRST QUARTER HIGHLIGHTS

Compared to Q1 2005:

   - Revenue increased by 0.2% to GBP307.7m. On a constant currency basis and after excluding reductions in fixed to mobile prices, revenue increased by 4.1%
   - Non-switched revenues grew by 3.0% to GBP125.2m
   - Gross margin before depreciation increased by 1.7 percentage points to
     35.7%
   - Selling, general and administrative expenses were reduced by GBP5.2m to GBP62.2m
   - EBITDA(1) increased by GBP10.5m to GBP47.6m
   - Loss before taxation decreased by GBP21.1m to GBP7.3m
   - Free cash flow(2) improved by GBP8.0m to an outflow GBP7.9m

Compared to Q4 2005:

   - Revenue decreased by 0.7% to GBP307.7m. On a constant currency basis and after excluding reductions in fixed to mobile prices, revenue increased by 0.2%
   - Non-switched revenues grew by 1.1% to GBP125.2m
   - Gross margin before depreciation decreased by 0.6 percentage points to
     35.7%
   - Selling, general and administrative expenses were reduced by GBP0.7m to GBP62.2m
   - EBITDA decreased by GBP2.0m to GBP47.6m
   - Loss before taxation decreased by GBP9.8m to GBP7.3m
   - Free cash flow decreased by GBP15.2m to an outflow of GBP7.9m

COLT Chairman Barry Bateman said:

"The markets in which COLT operates continue to be challenging. Compared to a year ago, the financial performance of the Company has nevertheless improved. However, compared to the fourth quarter of 2005, revenues were flat and EBITDA and cash flow were both slightly lower.

"In February, we announced a series of corporate actions intended to put COLT into the optimum position to deliver value to its shareholders over the longer term. Since then, we have made good progress on that programme and today I am pleased to announce Luxembourg as the proposed new domicile for COLT. In early May, we will send full details of our proposals to shareholders and, subject to their approval, our programme should be completed by the end of June."

(1) EBITDA is earnings before net finance costs, tax, depreciation, amortisation, foreign exchange, exceptional items and profit on repurchase of debt
(2) Free cash flow is net cash generated from operating activities less net cash used in investing activities and net finance costs paid

Jean-Yves Charlier, Chief Executive Officer, said:

"Compared to the previous quarter, COLT reported flat revenues, lower EBITDA and cash flow but reduced losses. Nevertheless, non-switched revenues grew for the fifth successive quarter and we are now winning an increasing number of larger contracts across Europe, whilst our new converged service, COLT Total, is continuing to be well received in the marketplace. During the quarter, we also launched a number of new products, including our IP Voice service in partnership with Avaya.

"We are also pleased to announce a number of new projects including a major Switched Ethernet VPN contract with Lufthansa in Germany and a large pan-European Ethernet network services contract with iBahn. At the same time, we have also agreed a substantial three year non-switched services contract with a major global carrier for nearly a thousand sites across Europe.

"At the same time, we have also continued to work on our transformation initatives. Our new Customer Service Centre in Barcelona was opened ahead of schedule in March and it already has over 85 employees providing world-class services to our customers across Europe. We also continued to transfer processes to our centre in India which operates now with over 630 employees.

"COLT continues to face many challenges, with non-switched revenue growth being our primary objective. We are nevertheless confident that as a result of our transformation initatives we will see further progress during 2006."

Financial review

Total revenue

Revenue for the quarter was GBP307.7m (Q4 2005: GBP309.9m; Q1 2005: GBP307.1m) a decrease of 1.5% over the fourth quarter of 2005 but an increase of 1.2% over the first quarter of 2005, both on a constant currency basis. Excluding the impact of reductions in fixed to mobile prices, constant currency revenue increased by 0.2% over the fourth quarter of 2005 and by 4.1% over the first quarter of 2005. Non-switched revenue as a percentage of total revenue was 40.7% (Q4 2005: 39.9%; Q1 2005: 39.6%).

Switched revenue

Switched  revenue  for the  quarter  decreased  by 2.0% to  GBP182.2m  (Q4 2005:
GBP185.9m)  and  decreased  by 1.6%  over the  first  quarter  of 2005 (Q1 2005:
GBP185.2m). Within switched revenue the proportion of carrier was 33.5% (Q4 2005: 34.6%; Q1 2005: 32.7%). Switched revenue from corporate customers for the quarter decreased by 0.8% to GBP78.4m (Q4 2005: GBP79.0m) and decreased by 5.8% over the first quarter of 2005 (Q1 2005: GBP83.2m). Switched revenue from wholesale customers decreased by 2.9% to GBP103.8m (Q4 2005: GBP106.9m) and increased by 1.8% over the first quarter of 2005 (Q1 2005: GBP102.0m).

Non-switched revenue

Non-switched  revenue for the quarter  increased by 1.1% to GBP125.2m  (Q4 2005:
GBP123.8m)  and  increased  by 3.0%  over the  first  quarter  of 2005 (Q1 2005:
GBP121.5m). Non-switched revenue from corporate customers increased by 1.9% to GBP100.3m (Q4 2005: GBP98.4m) and increased by 4.0% over the first quarter of 2005 (Q1 2005: GBP96.4m). Non-switched revenue from wholesale customers decreased by 2.0% to GBP24.9m (Q4 2005: GBP25.4m) and decreased by 0.8% over the first quarter of 2005 (Q1 2005: GBP25.1m).

Cost of sales

Cost of sales decreased by 4.2% to GBP236.7m (Q4 2005: GBP247.2m before exceptional items) and decreased by 6.0% over the first quarter of 2005 (Q1 2005: GBP251.8m).

Interconnect  and  network  costs  increased  by 0.3%  to  GBP197.9m  (Q4  2005:
GBP197.4m)  and  decreased  by 2.3%  over the  first  quarter  of 2005 (Q1 2005:
GBP202.6m).

Network depreciation decreased by 22.1% to GBP38.8m (Q4 2005: GBP49.8m before exceptional items) and decreased by 21.1% over the first quarter of 2005 (Q1 2005: GBP49.2m).

Operating expenses

Operating expenses decreased by 4.2% to GBP69.1m (Q4 2005: GBP72.1m before exceptional items) and decreased by 7.5% over the first quarter of 2005 (Q1 2005: GBP74.7m).

Selling, general and administrative (SG&A) expenses for the quarter decreased by 1.1% to GBP62.2m (Q4 2005: GBP62.9m) and decreased by 7.7% over the first quarter of 2005 (Q1 2005: GBP67.4m). SG&A expenses as a proportion of revenue were 20.2% (Q4 2005: 20.3%; Q1 2005: 21.9%).

Other depreciation decreased by 25.0% to GBP6.9m (Q4 2005: GBP9.2m before exceptional items) and decreased by 5.5% over the first quarter of 2005 (Q1 2005: GBP7.3m).

Finance income and finance costs and similar charges

Finance  income for the  quarter  decreased  by  GBP0.5m  to  GBP2.0m  (Q4 2005:
GBP2.5m)  and  decreased  by  GBP1.2m  over the first  quarter of 2005 (Q1 2005:
GBP3.2m). Finance costs and similar charges for the quarter increased by GBP1.0m to GBP11.2m (Q4 2005: GBP10.2m) and decreased by GBP1.0m over the first quarter of 2005 (Q1 2005: GBP12.2m).

Taxation

COLT had no taxable profits in the quarter ended 31 March 2006 or in the quarter ended 31 March 2005.

Cash flow

There was a free cash outflow of GBP7.9m in the quarter (Q4 2005: inflow of GBP7.3m; Q1 2005: outflow of GBP15.9m).

COLT had balances of cash and cash equivalents at 31 March 2006 of GBP221.6m compared with GBP225.3m at 31 December 2005 and GBP349.0m at 31 March 2005.


                             Financial Information

                         Consolidated income statement

                                                            Three months ended
                                                                 31 March
                                                             2006         2005
                                                             GBPm           GBPm

Revenue                                                     307.7        307.1

Cost of sales
Interconnect and network                                   (197.9)      (202.6)
Network depreciation                                        (38.8)       (49.2)

                                                           (236.7)      (251.8)

Gross profit                                                 71.0         55.3

Operating expenses
Selling, general and administrative                         (62.2)       (67.4)
Other depreciation                                           (6.9)        (7.3)

                                                            (69.1)       (74.7)

Operating profit (loss)                                       1.9        (19.4)

Other income (expense)
Finance income                                                2.0          3.2
Finance costs and similar charges                           (11.2)       (12.2)

                                                             (9.2)        (9.0)

Loss on ordinary activities before taxation                  (7.3)       (28.4)
Taxation                                                       --           --

Loss for period                                              (7.3)       (28.4)

Basic and diluted loss per share                       GBP(0.00)      GBP(0.02)



All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to this financial information.


                Consolidated reconciliation of changes in equity

                                                            Three months ended
                                                                 31 March
                                                             2006         2005
                                                            GBPm           GBPm

Loss for period                                              (7.3)       (28.4)
Issue of share capital                                        3.2           --
Shares to be issued under share option plans                  0.8          0.5
Revaluation of warrants                                        --         (0.3)
Exchange differences                                           --         (9.3)

Net changes in equity                                        (3.3)       (37.5)
Opening equity                                              339.9        681.8

Closing equity                                              336.6        644.3


                           Consolidated balance sheet

                                         At 31                At 31      At 31
                                         March             December      March
                                          2006                 2005       2005
                                          GBPm                 GBPm       GBPm
ASSETS
Non-current assets
Intangible assets                         40.0                 38.9       62.8
Property, plant and equipment            830.8                834.2    1,139.5

Total non-current assets                 870.8                873.1    1,202.3

Current assets
Trade receivables                        186.6                184.8      203.8
Prepaid expenses and other debtors        65.4                 53.7       60.4
Cash and cash equivalents                221.6                225.3      349.0

Total current assets                     473.6                463.8      613.2

Total assets                           1,344.4              1,336.9    1,815.5

EQUITY
Capital and reserves
Share capital                          2,358.9              2,355.7    2,354.4
Other reserves                            24.5                 23.7       21.9
Retained earnings                     (2,046.8)            (2,039.5)  (1,732.0)

Total equity                             336.6                339.9      644.3

LIABILITIES
Non-current liabilities
Convertible debt                         229.2                224.0      241.7
Non-convertible debt                     356.5                351.8      352.0
Provisions for liabilities and            34.9                 35.7       44.9
charges

Total non-current liabilities            620.6                611.5      638.6

Current liabilities
Convertible debt                            --                   --      131.8
Loan finance                              10.5                 10.3         --
Trade and other payables                 376.7                375.2      400.8

Total current liabilities                387.2                385.5      532.6

Total liabilities                      1,007.8                997.0    1,171.2

Total equity and liabilities           1,344.4              1,336.9    1,815.5



                        Consolidated cash flow statement

                                                             Three months ended
                                                                 31 March
                                                              2006        2005
                                                              GBPm        GBPm

Net cash generated from operating activities                  30.4        22.4

Cash flows from investing activities
Purchase of tangible fixed assets                            (33.3)      (31.4)
Disposal of tangible fixed assets                              0.3          --

Net cash used in investing activities                        (33.0)      (31.4)

Cash flows from financing activities
Finance costs and similar charges                             (7.3)      (10.0)
Finance income                                                 2.0         3.1
Issue of ordinary shares                                       3.2          --
Redemption of non-convertible debt                              --       (80.9)

Net cash used in financing activities                         (2.1)      (87.8)

Net movement in cash and cash equivalents                     (4.7)      (96.8)
Cash and cash equivalents at beginning of period             225.3       452.7
Effect of exchange rate changes on cash and cash
equivalents                                                    1.0        (6.9)

Cash and cash equivalents at end of period                   221.6       349.0


                       Notes to the Financial Information

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or "the Company"), together with its subsidiaries, is referred to as "the Group". Consolidated financial information has been presented for the Group for the three months ended 31 March 2006.

The financial information for the three months ended 31 March 2006 and 31 March 2005 is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information has been prepared in accordance with International Accounting Standard 34 (IAS 34) "Interim Financial Reporting". The financial information should be read in conjunction with the full consolidated financial statements of the Group for the year ended 31 December 2005. The accounting policies used are consistent with those used in the annual financial statements. The presentation of the financial information is consistent with the annual financial statements, except where noted below. Where necessary, comparatives have been reclassified from previously reported interim financial information to take into account any presentational changes made in the annual financial statements or in this interim financial information.

Net exchange gains or losses taken through the income statement have been reclassified and are now presented as part of finance costs and similar charges.

The Group's operations are not generally subject to significant seasonal or cyclical variations.

2. Segmental information

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below.

The reported segments are Germany, Strategic Markets, UK and France. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched revenue comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched revenue includes managed and non-managed network services, bandwidth services and voice traffic which is delivered in a digital form (IP Voice).

For the three months ended 31 March 2006, 31 December 2005 and 31 March 2005, revenue and result by segment were as follows:

                                  Three months ended 31 March 2006
                          Germany   Strategic     UK   France   Total
                                      Markets
                             GBPm        GBPm   GBPm     GBPm    GBPm

Carrier                      26.0        20.1    9.4      5.6    61.1
Non-carrier                  54.2        30.2   19.2     17.5   121.1

Total switched               80.2        50.3   28.6     23.1   182.2
Non-switched                 34.2        43.4   29.5     18.1   125.2
Other                          --         0.3     --       --     0.3

Revenue by segment          114.4        94.0   58.1     41.2   307.7

Operating result by
segment                      (0.6)        4.2   (3.9)     2.2     1.9

                                  Three months ended 31 December 2005
                          Germany   Strategic     UK    France   Total
                                      Markets
                            GBPm         GBPm    GBPm     GBPm    GBPm

Carrier                     26.3         21.9    10.3      5.9    64.4
Non-carrier                 55.8         28.4    20.3     17.0   121.5

Total switched              82.1         50.3    30.6     22.9   185.9
Non-switched                33.6         42.4    29.7     18.1   123.8
Other                         --          0.2      --       --     0.2

Revenue by segment         115.7         92.9    60.3     41.0   309.9

Operating result by
segment before
exceptional items           (6.3)        (2.6)   (2.0)     1.5    (9.4)
Exceptional item -
Impairment                    --        (99.9)  (46.8)  (100.5) (247.2)

Operating result by
segment after
exceptional items           (6.3)      (102.5)  (48.8)   (99.0) (256.6)

                                 Three months ended 31 March 2005
                          Germany   Strategic     UK   France   Total
                                      Markets
                             GBPm        GBPm   GBPm     GBPm    GBPm

Carrier                      24.0        24.2    7.5      4.8    60.5
Non-carrier                  59.0        26.5   22.4     16.8   124.7

Total switched               83.0        50.7   29.9     21.6   185.2
Non-switched                 33.5        40.2   29.7     18.1   121.5
Other                          --         0.4     --       --     0.4

Revenue by segment          116.5        91.3   59.6     39.7   307.1

Operating result by
segment                      (4.4)       (4.1)  (8.8)    (2.1)  (19.4)

In addition, for the three months ended 31 March 2006, 31 December 2005 and 31 March 2005, revenue by customer type is presented below. Corporate revenue includes services to corporate and government accounts. Wholesale revenue includes services to other telecommunications carriers, resellers and internet service providers.

                                                   Three months ended
                                                     31 March 2006

                                  Corporate            Wholesale         Total
                                       GBPm                 GBPm          GBPm

Carrier                                  --                 61.1          61.1
Non-carrier                            78.4                 42.7         121.1

Total switched                         78.4                103.8         182.2
Non-switched                          100.3                 24.9         125.2
Other                                    --                  0.3           0.3

Revenue                               178.7                129.0         307.7


                                                   Three months ended
                                                    31 December 2005

                                  Corporate            Wholesale         Total
                                       GBPm                 GBPm          GBPm

Carrier                                  --                 64.4          64.4
Non-carrier                            79.0                 42.5         121.5

Total switched                         79.0                106.9         185.9
Non-switched                           98.4                 25.4         123.8
Other                                   0.2   --                           0.2

Revenue                               177.6                132.3         309.9


                                                  Three months ended
                                                     31 March 2005

                                  Corporate            Wholesale         Total
                                       GBPm                 GBPm          GBPm

Carrier                                  --                 60.5          60.5
Non-carrier                            83.2                 41.5         124.7

Total switched                         83.2                102.0         185.2
Non-switched                           96.4                 25.1         121.5
Other                                   0.4                   --           0.4

Revenue                               180.0                127.1         307.1

Revenue for the three months ended 31 March 2006, compared to the three months ended 31 December 2005 and 31 March 2005 and after excluding the impact of foreign exchange, is shown below:

                   Q1        Q1    Compared to Q4       Q1    Compared to Q1
                 2006      2006     2005 % Growth     2006    2005 % Growth
                 GBPm      GBPm                       GBPm
               Actual  Constant   Actual Constant Constant   Actual Constant
                       currency          currency currency          currency
                            (1)               (1)      (2)               (2)
Corporate
Total switched   78.4     77.8     (0.8)    (1.5)    79.1     (5.8)    (4.9)
Non-switched    100.3     99.6      1.9      1.2    101.4      4.0      5.2

Total           178.7    177.4      0.6     (0.1)   180.5     (0.7)     0.3

Wholesale
Carrier          61.1     60.6     (5.1)    (5.9)    61.6      1.0      1.8
Non-carrier      42.7     42.3      0.5     (0.5)    43.1      2.9      3.9

Total switched  103.8    102.9     (2.9)    (3.7)   104.7      1.8      2.6
Non-switched     24.9     24.8     (2.0)    (2.4)    25.2     (0.8)     0.4
Other             0.3      0.3      n/a      n/a      0.3      n/a      n/a

Total           129.0    128.0     (2.5)    (3.3)   130.2      1.5      2.4

Total
Carrier          61.1     60.6     (5.1)    (5.9)    61.6      1.0      1.8
Non-carrier     121.1    120.1     (0.3)    (1.2)   122.2     (2.9)    (2.0)

Total switched  182.2    180.7     (2.0)    (2.8)   183.8     (1.6)    (0.8)
Non-switched    125.2    124.4      1.1      0.5    126.6      3.0      4.2
Other             0.3      0.3      n/a      n/a      0.3      n/a      n/a

Total           307.7    305.4     (0.7)    (1.5)   310.7      0.2      1.2

(1) Q1 2006 revenue has been restated using Q4 2005 exchange rates, and compared to revenue which was reported in Q4 2005
(2) Q1 2006 revenue has been restated using Q1 2005 exchange rates, and compared to revenue which was reported in Q1 2005

3. Loss per share
                                                              --------------
                                                           Three months ended
                                                                31 March
                                                              --------------
                                                            2006         2005

Loss for period (GBPm)                                      (7.3)       (28.4)
Weighted average number of ordinary shares (m)           1,515.1      1,511.1
Basic and diluted loss per share                        GBP(0.00)    GBP(0.02)


4. Reconciliation of net loss to cash generated from operations

                                                           Three months ended
                                                                31 March
                                                           2006           2005
                                                           GBPm           GBPm

Loss for the period                                        (7.3)         (28.4)
Finance costs and similar charges                          11.2           12.2
Finance income                                             (2.0)          (3.2)
Depreciation                                               45.7           56.5
Share option charge                                         0.8            0.5
Movement in receivables                                   (11.2)         (23.3)
Movement in payables                                       (5.3)          11.0
Movement in provisions                                     (1.6)          (3.0)
Exchange differences                                        0.1            0.1

Net cash generated from operations                         30.4           22.4


5. EBITDA reconciliation

                                                           Three months ended
                                                                 31 March
                                                          2006            2005
                                                          GBPm            GBPm
Net cash generated from operations                        30.4            22.4
Movement in receivables                                   11.2            23.3
Movement in payables                                       5.3           (11.0)
Movement in provisions                                     1.6             3.0
Exchange differences                                      (0.1)           (0.1)
Share option charge                                       (0.8)           (0.5)

EBITDA                                                    47.6            37.1


6. Free cash flow reconciliation

                                                            Three months ended
                                                                 31 March
                                                            2006          2005
                                                            GBPm          GBPm

EBITDA                                                      47.6          37.1
Movement in receivables                                    (11.2)        (23.3)
Movement in payables                                        (5.3)         11.0
Movement in provisions                                      (1.6)         (3.0)
Exchange differences                                         0.1           0.1
Share option charge                                          0.8           0.5
Finance costs and similar charges paid                      (7.3)        (10.0)
Finance income received                                      2.0           3.1
Net cash used in investing activities                      (33.0)        (31.4)

Free cash outflow                                           (7.9)        (15.9)

                             Additional Information

                              Operating statistics

                            Q1 06     Q4 05           Q1 05    Growth   Growth
                                                                Q1 06    Q1 06
                                                                    -        -
                                                                Q4 05    Q1 05
Customers (at end of quarter)
Germany                     7,610     7,741           7,685       (2%)     (1%)
Strategic Markets           9,589     9,295           8,671        3%      11%
UK                          2,893     2,850           2,799        2%       3%
France                      2,910     2,935           3,070       (1%)     (5%)

                           23,002    22,821          22,225        1%       3%

Customers (at end of quarter)
Corporate                  21,763    21,615          20,982        1%       4%
Wholesale                   1,239     1,206           1,243        3%      --

                           23,002    22,821          22,225        1%       3%

Switched Minutes (m) (for quarter)
Germany                     4,076     3,773           3,580        8%      14%
Strategic Markets           1,634     1,508           1,350        8%      21%
UK                            956     1,036             990       (8%)     (3%)
France                        974     1,041             953       (6%)      2%

                            7,640     7,358           6,873        4%      11%

Private Wire VGEs (000) (at end of quarter)
Germany                    14,549    13,920          12,624        5%      15%
Strategic Markets          15,990    13,543          11,260       18%      42%
UK                         14,048    13,607          10,552        3%      33%
France                      6,248     5,829           4,410        7%      42%

                           50,835    46,899          38,846        8%      31%

Headcount (at end of quarter)
Germany                       887       899             991       (1%)    (10%)
Strategic Markets           1,023     1,028           1,074        --      (5%)
UK                          1,034     1,015           1,148        2%     (10%)
France                        381       384             413       (1%)     (8%)
India                         631       545             272       16%     231%

                            3,956     3,871           3,898        2%       1%

Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland. Customers represent the number of customers who purchase network and data solutions products. VGEs are the comparable number of voice circuits, of 64 kilobytes per second, each approximately equivalent in capacity to the non-switched circuit being measured. Headcount comprises active employees excluding temporary and contract workers.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the Group's ability to manage its growth, (iii) the nature of the competition that the Group will encounter and (iv) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:


COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 27 April 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary